VIA EDGAR

June 24, 2015

Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Borneo Resource Investments Ltd.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed April 15, 2015
File No. 000-54707

Dear Mr. Reynolds:

On behalf of our client, Borneo Resource Investments Ltd. (the “Company”), we acknowledge receipt of the letter from the staff of the Division of Corporation Finance (the “Staff”) dated April 20, 2015 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 000-54707) (the “Form 10-K”) addressed to Mr. Marco Hon Wai Ku (the “Staff’s Letter”).

The Company previously requested extensions to the date when it was required to provide a response to the Staff’s Letter and the Company has been diligently working on completing such response. However, the Company previously experienced delays in obtaining necessary information from its Indonesian counsel. After having obtained such information on June 17, 2015, it became necessary for the Company to collect additional information in order to provide a response to the comments. Due to the relevant employee’s temporary unavailability caused by traveling, the Company will need additional time to respond to the comments. We hereby request that the Company have until July 9, 2015 to file a response to the Staff’s Letter.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP